

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 28, 2011

<u>Via E-mail</u>
Andy Yang
Chief Financial Officer
AU Optronics Corp
1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
Republic of China

> **Re:** **AU Optronics Corp.**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed May 3, 2011**
> **File No. 001-31335**

Dear Mr. Yang:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2010

Note 10. Equity Method Investments, page F-37

1. Regarding the joint venture with SunPower Technology (AUSP), we note that you contributed technology with an estimated fair value of US$30 million and a cash payment of US$28 million. We also note the disclosure that you recognized deferred revenue of US$30 million for your contribution to AUSP and that you are recognizing the amount into earnings over the useful life of the technology. Please explain to us how you accounted for the contribution under U.S. GAAP. Under FASB ASC 323-10-30-2, an investment in a joint venture should be measured at cost in accordance with the guidance in ASC 805-50-30. Tell us the basis under U.S. GAAP for recognizing the amount contributed to a equity method joint venture as revenue in your financial statements rather than as an investment in the joint venture.

2. As a related matter, we note that you own 50% of AUSP. Please explain to us your analysis of why the equity method is the appropriate method to account for your interest in AUSP.

Note 28. Summary of Significant Differences between Accounting Principles Generally Accepted in the Republic of China and Accounting Principles Generally Accepted in the United States of America, page F-96

(t) Additional US GAP disclosures

(3) Pension-related benefits

3. Please tell us where you have provided the disclosures required by FASB ASC 715-20-50-1(d) related to benefit plan assets.

 (10) Fair value measurements, page F-141

4. In future filings, please disclose how you valued the assets identified as Level 3 in the fair value hierarchy established by FASB ASC 820.

*****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief